Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, November 30, 2006

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

This is to inform that the shareholders representing more than 90% of the share capital of Duke Energy International, Geração Paranapanema S.A. attended the Extraordinary Shareholders' Meeting held on this date, in order to deliberate about the following agenda: (i) ratification of the appointment and contracting of the specialized companies responsible for drafting of the appraisal reports needed to support the proposal for merger of the spun-off portion of the stockholders equity of Duke Energy International, Brasil Ltda.; (ii) review, examination and resolution regarding the appraisal reports prepared by the specialized companies; (iii) review and resolution regarding the Protocol, as well as the proposal for merger of the spun-off portion of the stockholders equity of Duke Energy International, Brasil Ltda. into Duke Paranapanema; and (iv) Duke Paranapanema's capital increase as a result of the Merger (if approved), with the related change to the wording of article 4 of the Bylaws, as well as the restatement of Duke Paranapanema's Bylaws.

Accordingly, after the matters were put into vote, the attendees approved: (i) ratification of the appointment and procurement of specialized companies, which were textually nominated in the Material Fact Notice published in November 14, 2006, namely: PricewaterhouseCoopers Auditores Independentes, Ernst & Young Assessoria Empresarial Ltda., and Hirashima & Associados; (ii) the

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

content of the Appraisals prepared by the specialized companies; (iii) the Protocol entered into on the date hereof by the management of each of Duke Brasil and Duke Paranapanema, as well as the proposal for merger of the spun-off portion of the stockholders equity of Duke Brasil, controller shareholder of Duke Paranapanema into Duke Paranapanema itself; and (iv) the Duke Paranapanema's capital increase, currently in the amount of one billion nine hundred and seventy-three million three hundred and seventy-six thousand four hundred and three *reais* and eighty cents (R$ 1,973,376,403.80), shall become one billion nine hundred and ninety-nine million one hundred and thirty-seven thousand five hundred and three *reais* and eighty cents (R$ 1,999,137,503.80), which therefore represents an increase of twenty-five million seven hundred and sixty-one thousand and one hundred *reais* (R$ 25,761,100.00)

Finally, the shareholders approved the related amendment to Article 4 of the Bylaws of Duke Paranapanema, which were restated and duly initialed by the presiding board, becoming part of the minutes of the Extraordinary Shareholders' Meeting in the form of an Exhibit thereto.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

By. ______________________________